NAVISYO

Redefining travel, lodging and realty



navisyogroup.com   Miami Beach FL

Technology | 500 Startups | Social Impact | Real Estate | Marketplace

navisyogroup.com   Miami Beach FL

Technology | 500 Startups | Social Impact | Real Estate | Marketplace

Highlights

1. In 6 months - Navisyo successfully raised over $1,070,000 during its first seed round on Wefunder

2. Over 1,400+ Investors from 52 countries around the world have backed Navisyo

3. Projected company gross annual revenue of over $1.4 million - estimated for 2022

4. Marketplace is LIVE in pilot territories, 500+ boat offers in Spain, Greece and Italy updated as of 03/2022

5. ALL offers have been verified onsite by Navisyo's Onboarding Team - "WE KNOW OUR BOAT OWNERS"

5. ALL offers have been verified onsite by Navisyo's Onboarding Team - "WE KNOW OUR BOAT OWNERS"

6. Navisyo online - rewards all of its users by sharing company revenues

7. navisyohomes.com - navisyoheroes.com for innovative and affordable housing solutions on the water

8. Deliveries of the first Navis V.08, 2 bedroom units is scheduled to start on MAY 2022 in Miami

Our Team



Alexander Michaels Founder

Alexander is a sought after "game changer" resource. His focus is a force multiplier with identifying



revenue streams and bringing them to critical mass. He pulls from his broad international business background and Marketing experience.

Navisyo is not just another project. It was born out of a passion for the seas and fueled by the sincere desire to make the world a more enjoyable, healthier and safer place. We also believe in an environment-friendly approach to business by giving back to the marine world and its communities.



Lucie Nightingale Project Manager & Partner

By the age of 25 years old, Lucie had already traveled to more than 50 countries & booked over a thousand stays. Her role, as Project Manager, is to oversee functionalities and to continually improve the user experience within the Navisyo market.



Patrick Moyal Chief Financial Advisor

After having recently sold a successful accounting firm, in South Florida, with 40+ years experience in the financial world, Patrick is now full time with Navisyo. His mission is to help steer the company towards a successful IPO.



David Aldrich Country Manager for North America

David is a marine industry professional specializing in the North American market. David possesses a wealth of experience and solid contacts with other professionals in the industry. He is passionate about all aspects of business development.



Gunars Grundstoks Chief Technical Officer

With over a decade of experience in IT project management, Gunars has successfully managed multidisciplinary project teams through all phases of the web-mobile-project development life cycle.



Evija Pliruma Development Team Lead

Evija has 10+ years of experience as a Project Manager, leading teams of developers and multiple designers. She took over the Navisyo project development, quickly diving into all aspects of the projects.



Seth Schlessel Attorney / Legal Counsel

Experienced attorney specialized in helping startup companies set sail. Possessing extensive knowledge in the areas of contracts, negotiations, and advising corporations on legal issues, Seth is fervent about using his expertise to help Navisyo grow.



Liliana Pham Creative Director

Selected as the finalist, amongst hundreds of the best graphics designers in the world, Liliana has been carefully chosen to head and oversee all the creative needs of the company. She is a dedicated and dynamic designer creating inspiring designs.



Roberto Lauria Strategical Project Director

Roberto Lauria comes from a multicultural background and he has worked for numerous large professional organizations, in the technology and tourism sector. Robert is fluent in German, English, Greek and Italian.



Florencia Pugliese Onboarding Senior Executive Spain

Florencia is from Argentina. As the Senior Onboarding Executive attached to the Balearic Islands in Spain, she is in charge of overseeing and supporting all of the boat owners' onboarding process within her assigned territory.



Matias Stellisano Onboarding Team Member & Photographer Spain

Born in Argentina of Italian decent, Matias Stellisano is part of the Onboarding team as the Photographer & Videographer. His primary mission is to capture our passion for boats through his photos, creating the best visual content possible.



Maria Vafeidou Onboarding Senior Executive Greece & Italy

With more than 10 years of solid work experience in customer service and 3 years in managerial positions in companies such as TUI, the world' leader in the travel tour industry, Maria brings a series of talents to Navisyo's Onboarding Team.



Vladimir Spicka Content Creator & Filmmaker

At Navisyo, Vladimir will be directing and producing high quality visual content for all divisions within the group. His aim is to bring forth his talents by creating compelling visual content that aims to reinforce the Navisyo mission.

Navisyo - The Story


navisyogroup
navisyo
Ready for your next trip?
Our locations
navisyo
Online Marketplace
Navisyo Homes
Real Estate
Navisyo's Heroes
Thank You Fund

"Navisyo was conceived during a self-reflective and inspiring voyage on the seas, where I underwent a personal 'awakening' and decided to share with the world a new found gratification for the simple, yet powerful, benefits Mother Nature's waterways can offer humanity". *Alexander Michaels, CEO/Founder*

A MUST WATCH


Why Navisyo Homes? | A Closer Look at Navisyo Homes Real Estate
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LIVING ON A BOAT
a dream come true
Watch on YouTube

A Perfect Storm

Although the Covid-19 crisis continues to disrupt entire world economies, we know that the travel, lodging and realty segments will never disappear.

Today, more than ever, the world is in desperate need of innovative and sustainable alternatives to remedy the health, safety and financial challenges that this pandemic will leave behind.

What better alternative than on the water?

Navisyo is taking a step towards parity and sustainability. Our timing is pertinent and offers an unprecedented opportunity to connect, unite, share and prosper together in making travel, lodging and realty, affordable and accessible to one and all.

INTRODUCING THE NAVISYO GROUP



Online Booking Platform

Redefining Travel
An open source community network which unites boat owners with travelers, through authentic experiences and lifetime commission incentives.

www.navisyo.com



Houseboat Property Investments

Redefining Realty
A selection of luxurious and eco-friendly houseboats for cost-efficient and autonomous living, on all waterways, around the globe.

www.navisyohomes.com



A home ownership funding program for our everyday heroes

Redefining "the art of giving back"
Helping police, firefighters, teachers, military and medical professionals purchase their first home on the water*, anywhere in the USA and Canada. **

www.navisyoheroes.com

* (c/o Navisyohomes)
**(qualifying criteria may apply)



Hospitality Management Company

Redefining Lodging
An exclusive collection of authentic Floatel stays around the world, handpicked and managed by the Navisyo Corporation.

www.navisyofloatel.com

Coming soon...



<u>THE NAVISYO ONLINE COMMUNITY - REDEFINING TRAVEL</u>

Ready for your next trip?
Our locations
Spain
Greece
navisyo
Authentic Experiences on the water

A 'breath of fresh air' for recreational boaters and travelers in our new world

Navisyo is the first, online community based booking platform, to initiate authentic recreational boating experiences - by connecting certified boat owners with new world travelers, all while allocating lifetime commission based royalties to all of its users and participants.

Just imagine... a revenue sharing 'Airbnb' for the boating world!



What Navisyo does?
2. Boat Owners are struggling to upkeep their costly passion.
4. Here is where Navisyo steps in.
We connect Boat Owners and Travelers through our online platform.
1. Thousands of moored boats stand in ports.
3. Travelers are now yearning for authentic experiences.

Our Navisyo platform enables the world to sign up for free and join our dynamic and trusted Navisyo community and its community forums.

New members can search for/or post - budget-friendly boat offers within our three distinguishable categories:

Search and choose between three offer options

Floatel
Overnight stays in the cabin
Voyage
Trips to the islands or between cities
Event
Celebrations on the water

- **Floatel** (entire boat or cabin accommodations) in selected marinas, private docks, or moorings around the world - with or without the boat owners on board.
- **Voyage** opportunities to share an authentic, overnight journey with the boat owners from Point A to Point B on all types of waterways, in addition to daytime experiences on the water.
- **Event** spaces on a boat for private or corporate celebrations as a fun alternative to standard venues.



We are live with 400+ offers
Earn additional income as a Boat owner or book your dream holiday as a Traveler. We are in Spain, Greece and soon in Italy.
www.navisyo.com
Ready for your next trip?
Our locations

The Navisyo Ambassador Program

The Ambassador program, is an **online revenue sharing ecosystem** which truly rewards all of its users - making the booking process a 'win-win' for all!

A lifetime of financial rewards

Our Ambassador Rewards Program is the first of its kind, within the online travel community. It is the 'real deal' and open to all, with no financial commitments, no hidden qualifying criteria and/or quotas to be reached.

This program is offered to all investors ahead of its public launch in Q4 of 2022.



Dashboard
Refer a friend and Earn a passive income for LIFE!
PROMO LINK
Copy
PROMO CODE
Copy
Referred users
24
Earned in total
$ 3,230.00
Balance
$ 180.00
Withdraw your money
Unique referral program
1% referral commission lifetime
Absolutely everyone can sign up for free and receive own unique 'Referral link' to share the concept and encourage other Travelers to sign up for free, too.
'Referred travelers' who book via unique link will automatically receive a 'discount voucher' which will be deducted from their first online booking.

A Sustainable Financial Ecosystem

A Sustainable Financial Ecosystem

A Win for Travelers

Recreational boating has finally become an accessible dream for everyone - a luxury which travelers can now afford through the Navisyo online community and marketplace.

A Win for Boat Owners

Boat owners can now offset the high costs involved in owning a boat, by simply sharing their 'floating homes' with travelers - eager to experience a 'boater's dream' without the inhibiting costs - all whilst earning a lifetime income.

A Win for Local Marinas

Marinas no longer have to remain on the sidelines but can choose to actively participate in the Navisyo revenue sharing ecosystem and regain control of their boating community.

A Win for our Planet

Healthy oceans are critical in sustaining life and in promoting global wellness and prosperity.

The time has come to turn our words into action... Navisyo is fully dedicated and committed to supporting and contributing to ocean and marine wildlife conservation efforts.


Market size and potential
317
BILLION
Young travelers spending
US$ 7
TRILLION
Annual tourism revenue
524
BILLION
Online bookings made
250
MILLION
Registered boats

Competitive Edge

- First to market - unique revenue sharing ecosystem with lifetime commissions
- Each Navisyo offer has been verified by our onsite on boarding teams
- At Navisyo, we know our boat owners!
- A dedicated team of experienced field professionals
- Minimal online service fees - 18% (depending on the territory)
- Territory specific online community forums
- Worldwide market potential - 6 continents
- Swift territory start-ups and deployment (2-3 months)

- Powerful go-to-market strategies - live events, workshops, coaching seminars and webinars
- Engagement of the masses and social media influencers
- Lean and effective operations - minimal costs with maximum returns
- Exclusive global Key Partner licensing programs
- Extended network of highly valued assets - in all launch territories
- Strategic partnerships with the industry key players

We feel that Navisyo clearly distinguishes itself from all of its competitors - by approaching the marketplace with a genuine appeal to one's sense of humanity and altruism. We are not another faceless, online brokerage platform. Navisyo intends to redefine the world of travel by harnessing the power of human connections and real-life experiences.

If you too would like to join our community, book your next sea adventure and/or start earning lifetime passive income, visit us at www.navisyo.com


Your exciting journey starts at navisyo.com
navisyo
Ready for your next trip?
BROWSE ALL BOAT OFFERS
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Our locations

NAVISYO HOMES - REAL ESTATE - REDEFINING REALTY


What Is a Navisyo Home? | Is It Worth Investing-in?
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Luxury Motorized
HOMES ON WATER
Watch on YouTube

Smart Living Starts with Smart Housing Solutions

Today, sustainability is no longer an option. It is a necessity! Mobility, simplicity and practicality are the keys to a more sustainable future at www.navisyohomes.com

A RISING TIDE

As property prices, on dry land, are ever increasing and supply is dwindling, home boats are gaining in popularity and will soon become an attractive alternative for home buyers, wanting to purchase a primary residence or coveting a secondary home.

Based on recent statistics*, more and more job seekers are choosing to work remotely while others are opting for an early retirement. Home boat living will therefore provide millions of Americans - the freedom to work, move and change locations easily.

*shared by a top executive on LinkedIn in a 60 Minutes documentary



ANTARCTICA 2.75%
RUSSIA 3.34%
CANADA 1.96%
CHINA 1.88%
USA 1.87%
BRAZIL 1.67%
TERRITORIAL WATERS INCLUDING EXCLUSIVE ECONOMIC ZONE
About 15% of the world's oceans oceans are covered by sea ice during part of the year
27%
Russia is so big that even if the country was split into its Asian and European pieces, those new countries would still be the largest in their respective continents.
There are economic zones which extend 200 miles off the shore of sovereign states. Within these zones, countries have special rights regarding marine resources.
30%
EARTH'S SURFACE
All of the world's countries make up less than 1/3 of our planet's surface.
Europe (excluding Russia and Greenland) only makes up 1.2% of the earth's surface.
This is the "lawless" part of the ocean, outside of any one country's jurisdiction.
REST OF THE WORLD
This is international portion of the ocean makes up 43% of the surface of our planet, comprising nearly 95% of its volume.
43%
INTERNATIONAL WATERS
navisyo

“Viewed from space, one of the most striking features of our home planet is the water, in both liquid and frozen forms, that covers approximately 75% of the Earth’s surface”. (gpm.nasa.gv)

Navisyo Homes intends to redefine the world of realty and take smart living to new heights by offering innovative housing solutions - for independent living on all waterways around the world.

INTRODUCING THE NAVISYO V.08 MOTRIZED HOME BOAT!



The Ultimate Build and Design

The **Navisyo V.08 home boat model**, is a premium quality motorized home boat, with a sleek and sophisticated build - exclusively handcrafted by our avant-garde houseboat designer and manufacturer.

Modern and stylish self-catering units, for independent year round living and eco-friendly anchorage - allowing maximum freedom with a minimal footprint.

- bright and cozy interior spaces, as well as optimised outdoor views and decks

- 2 bedroom configurations (3 bedrooms will be available in Q4 of 2022)
- can comfortably accommodate up to 6 adults
- designed to promote fast and efficient housekeeping and rental turnovers

Environmentally friendly

- autonomous water storage and filtering systems
- freestanding sewage disposal solutions and wastewater treatments
- high insulation with cost efficient and sustainable heating and cooling options

Production will start this summer 2022 - an electrically propelled model, powered by photovoltaic solar panels and batteries - offering its homeowners complete autonomy.



A smart housing solution, at an affordable price

The Navisyo VO.8 home boat provides you with all the creature comforts of a traditional home without the financial constraints of purchasing and owning a property on land. We deliver your home boat to any body of water, within the United States and Canada.

Starting at only $220,000 + options + sales tax when applicable. You can start living the dream without spending millions...

Financial advantages

- no real estate closing costs
- no annual real estate tax

Unlimited business opportunities

One-of-a-kind long term rental

Property home investors may consider purchasing a home boat, as a waterfront cost friendly investment option, which can be moved around anywhere in the world.

A unique vacation property rental

Home boats are becoming a more exciting holiday rental alternative for travelers - seeking safer, healthier and more authentic experiences on the water.


Navisyo Homes Redefining Realty promo video
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Watch on YouTube

Navisyo Homes, not only offers its home boat investors an affordable financial investment option but also, the opportunity of promoting their boat offers on the Navisyo online booking platform - a winning recipe for a healthy return on investment at www.navisyo.com

Want to start afresh and obtain the freedom to relocate anytime and anywhere around the world?

Click here to order your Navisyo home boat at www.navisyohomes.com

NAVISYO HEREOS - THANK YOU FUND


Navisyo's Heroes
Thank You Fund
Who we are
What we do
What is Navisyo Home
How to qualify
Blog
Contact
$15,000 HOUSING ASSISTANCE GRANT
FOR THOSE WHO HAVE SERVED US
Navisyo's Heroes Fund is helping police, firefighters, teachers, military and medical professionals purchase their first home on the water, anywhere in the USA and Canada.
Watch video

Police, firefighters, military, teachers, social workers and medical professionals are dedicating their lives to serve us - most often, putting their lives at risk for the safety and welfare of our community.

Navisyo Homes would officially like to acknowledge and thank all these front line warriors for their everyday hard work, sacrifice and courage!

Are you an everyday hero aspiring to purchase a home? Navisyo Homes is here to

Are you an everyday hero aspiring to purchase a home? Navisyo Homes is here to assist and help you fulfill your dream!

Redefining 'the art of giving back'

We are committed to aiding all of our nation's heroes acquire their first home on the water by awarding a $15,000 grant* per household, anywhere in the United States and Canada.

*limited to one Navisyo home per household


Navisyo Heroes - Thank You Fund promo video
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Navisyo Homes
AIDING OUR HEROES ACQUIRE
THEIR VERY OWN NAVISYO HOME BOAT
Watch on YouTube

Today, for us it is a privilege and an honor to, in turn, lend a small helping hand...

Our Navisyo Home agents are on stand by to answer any questions you may have at www.navisyohomes.com

THE NAVISYO GROUP TRACTION


Our achievements
Since Navisyo was incorporated on April 23, 2020,
Navisyo has achieved many significant milestones.
And we are not done!

2020

January - Navisyo concept is created

March - IT development begins

April - Navisyo sets up a LLC in the state of Florida

September - desktop beta version completed in English and French

December - First crowdfunding begins on Wefunder

2021

January - 222% of the funding goal is achieved in just 3 weeks from 183 investors

February - Pilot test territory is identified (Balearic Islands of Spain)

May - $ 500,000 is successfully raised through Wefunder with 744 investors

recruitment and training of first onboarding team in Spain

Recruitment and training of first onboarding team in Spain

Navisyo Group website is launched at **www.navisyogroup.com**

June - Navisyo attends the Palma International Boat Show

July - Onboarding Team (Spain) begins enlisting boat owners

August - Booking platform is launched at **www.navisyo.com with** 125+ live offers

October - Crowdfunding campaign closes - $ 1,131,150 is successfully raised

more than 1,200+ investors from 50 countries back up Navisyo

250+ live offers in Spain and growing

November - Onboarding begins in Greece

company conversion to a C Corporation in Delaware

December - Priced equity round is launched on Wefunder

1,000,000 shares are made available to the public

$300,000+ is raised from 177+ investors in 20 days

400+ live offers in Spain and Greece

2022

January - Onboarding begins in Italy

3 additional brands are incorporated into the Navisyo Group

Navisyo Homes, Navisyo Floatel Collection and Navisyo Heroes -Thank You Fund

Pre-orders for the Navis v.08 Home are launched

February - Over 500+ offers on navisyo.com in Spain, Greece, Italy

March - Navisyo Homes signs a $50M distribution deal with Yacht Solutions, Canada.

April - Onboarding begins in France & Monaco

OUR AMAZING JOURNEY

Navisyo considers all of its team members and key players to be a part of the family. We strive to build a meaningful and healthy work environment - filled with fun, adventure and memories which we create together.

We cordially invite you to join us on this incredibly exciting journey!

Welcome all aboard to the NEW WORLD of NAVISYO!

www.navisyogroup.com





Downloads

Pitchdeck.pdf

Our Team.pdf